UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alarm.com Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

011642105

 (CUSIP Number)

James E. Stevenson, Jr.
ABS Capital Partners
400 East Pratt Street, Ste. 910
Baltimore, Maryland 21202
(410) 246-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011642105	13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ABS Capital Partners V Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,337,646

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,337,646

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,337,646

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.55% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This Schedule 13D is filed by ABS Capital Partners V Trust ("ABS Trust"), which directly holds 5,337,646 shares. ABS Capital Partners, Inc. is the trustee ("Trustee" and together with ABS Trust, the "Reporting Persons") of ABS Trust and, as such, shares voting and dispositive power over the shares held by ABS Trust.

(2) This percentage is calculated based on 46,232,338 shares of the Issuer's Common Stock reported to be outstanding as of February 20, 2017 by the Issuer in the Issuer's Form 10-K for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 16, 2017.

CUSIP No. 011642105	13D/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ABS Capital Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,337,646

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,337,646

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,337,646

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.55% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This Schedule 13D is filed by ABS Capital Partners V Trust ("ABS Trust"), which directly holds 5,337,646 shares. ABS Capital Partners, Inc. is the trustee ("Trustee" and together with ABS Trust, the "Reporting Persons") of ABS Trust and, as such, shares voting and dispositive power over the shares held by ABS Trust.

(2) This percentage is calculated based on 46,232,338 shares of the Issuer's Common Stock reported to be outstanding as of February 20, 2017 by the Issuer in the Issuer's Form 10-K for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 16, 2017.

CUSIP No. 011642105	13D/A	Page 4 of 6

EXPLANATORY NOTE

ABS Capital Partners V Trust, a liquidating trust governed by Delaware Law ("ABS Trust"), and ABS Capital Partners, Inc., a Maryland corporation (together, the "Reporting Persons") filed a Schedule 13G on February 16, 2016, as their initial beneficial ownership filing to report their beneficial ownership of the shares of common stock of the Issuer (as defined below) as of December 31, 2015. The Reporting Persons thereafter filed a Schedule 13D on September 23, 2016 (the "Original Schedule 13D", and together with Amendment No. 1 filed on December 1, 2016 and this Amendment No. 2, the "Schedule 13D") to update the information set forth in the previously-filed Schedule 13G. This Amendment No. 2 amends and supplements the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings given to them in the Original Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

As described in Item 5(c), on March 13, 2017 and March 21, 2017, ABS Trust distributed 2,000,000 shares of the Issuer's Common Stock, for a total of 4,000,000 shares distributed, on a pro rata basis, for no consideration, to ABS Trust's beneficiaries, including the Associated Persons.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated as follows:

(a)-(b) As of the date hereof, the Reporting Persons beneficially own 5,337,646 shares of the Issuer's Common Stock, which represent approximately 11.55% of the Issuer's Common Stock outstanding, calculated based on 46,232,338 shares of the Issuer's Common Stock reported to be outstanding as of February 20, 2017 by the Issuer in the Issuer's Form 10-K for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 16, 2017. Each of the Reporting Persons has shared voting and dispositive power over the Shares.

Each Associated Person's beneficial ownership of the Issuer's Common Stock as of the date of this filing is as set forth in Appendix 2. Each Associated Person has sole voting and dispositive power over all of his shares of the Issuer's Common Stock.

(c) On March 13, 2017, the ABS Trust distributed 2,000,000 shares of the Issuer's Common Stock on a pro rata basis to its beneficiaries. On March 21, 2017, the ABS Trust distributed an additional 2,000,000 shares of the Issuer's Common Stock on a pro rata basis to its beneficiaries. In each distribution, each Associated Person received the number of shares set forth in Appendix 2.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 011642105	13D/A	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 23rd day of March, 2017.

/s/ James E. Stevenson, Jr.                        March 23, 2017
James E. Stevenson, Jr.
Managing Director of ABS Capital Partners, Inc., the Trustee
of ABS Capital Partners V Trust

/s/ James E. Stevenson, Jr.                        March 23, 2017
James E. Stevenson, Jr.
Managing Director of ABS Capital Partners, Inc.

CUSIP No. 011642105	13D/A	Page 6 of 6

Appendix 2 is amended and restated as follows:

APPENDIX 2

TRANSACTIONS AND BENEFICIAL OWNERSHIP OF ASSOCIATED PERSONS

Number of Shares

Name	Received in March 13, 2017 Distribution	Received in March 21, 2017 Distribution	Beneficial Ownership as of March 23, 2017
Donald B. Hebb, Jr.	71,798	71,798	143,596
Phillip A. Clough	64,805	64,805	97,205
John D. Stobo, Jr.	31,361	31,361	31,361